SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 28, 2013

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BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, DC 20549
Attention:	Sonia Gupta Barros, Esq.
Kristina Aberg, Esq.

Re:	iShares® Dow Jones-UBS Roll Select Commodity Index Trust
Registration Statement on Form S-1
File No. 333-178376

Pre-Effective Amendment No. 3 to the above-referenced
Registration Statement
Filed June 28, 2013.

Ladies and Gentlemen:

On behalf of iShares® Dow Jones-UBS Roll Select Commodity Index Trust (the “Trust”), we hereby submit for filing pursuant to the Electronic Data Gathering, Analysis and Retrieval System, one copy of the Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form S-1, which has been marked to show changes from Pre-Effective Amendment No. 2 to that Registration Statement, submitted on February 8, 2013.

This letter also responds on behalf of iShares® Delaware Trust Sponsor LLC (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in the staff’s letter dated March 11, 2013, which was received with respect to the Company’s above-referenced Pre-Effective Amendment No. 2 to the Registration Statement, File No. 333-178376.

Securities and Exchange Commission

June 28, 2013

For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto. Page numbers and section references indicate the location of our revisions contained in the prospectus (the “Prospectus”) for the Shares to be issued by the Trust. The Prospectus is part of Amendment No. 3 to Registration Statement, File No. 333-178376. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

Prospectus

General

1.	We have reviewed your response to comment 8 of our letter dated July 19, 2012. We will continue to monitor future amendments for a response to this comment.

Comment 8 of your letter dated July 19, 2012 included the following comment: “Where you discuss formulas, please provide examples of how such formulas operate.”

Please see the examples included on page 43 of the Prospectus, under “The Index, the DJ-UBS CI and the DJ-UBS Roll Select CI – The DJ-UBS Roll Select CI” and page 49 of the Prospectus, under “The Index, the DJ-UBS CI and the DJ-UBS Roll Select CI – Calculation of the DJ-UBS CI,” relating to the formulas discussed in those sections of the Prospectus.

2.	Please provide us with a copy, if available, of any fact sheet that you intend to use.

The Company has not yet prepared any such fact sheets, but will provide copies of any such fact sheets, whether by submission to the Staff or through separate free writing prospectus filings, to the extent it decides to use any such fact sheets.

Prospectus Summary, page 1

3.	We refer to the bracketed language indicating that you may elect to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. If you make this election, please include a statement that this election is irrevocable.

Please see the revisions made on page 2 of the Prospectus under “Prospectus Summary – Structure of the Trust” and page 24 of the Prospectus under “Risk Factors – Risk Factors Relating to the Trust – The Trust expects to qualify as an emerging growth company subject to reduced public company reporting requirements,” stating that the Trust has elected to opt out of the extended transition period and that this election is irrevocable.

Securities and Exchange Commission

June 28, 2013

Futures Contracts on the DJ-UBS Roll Select CI, page 36

4.	Please revise your prospectus to provide disclosure on whether the futures market for DJUBS CI and DJ-UBS Roll Select CI is or has been in contango or backwardization. Please consider providing such disclosure for the last 5 years for DJ-UBS CI and since inception for DJ-UBS Roll Select CI.

Please see the additional disclosure added to pages 37-38 of the Prospectus under “Futures Contracts on the DJ-UBS Roll Select CI.”

The Sponsor, page 62

5.	Please provide biographical information for Charles Choon Sik Park with your next amendment. Refer to Item 401(c) of Regulation S-K.

Biographical information for Charles Choon Sik Park has been added to page 67 of the Prospectus, under “The Sponsor – Principals and Key Personnel of the Sponsor,” and page 72 of the Prospectus, under “The Advisor.”

If you would like to discuss further any of our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

/s/ Andrew M. Faulkner
Andrew M. Faulkner